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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 15, 2008

THUNDER MOUNTAIN GOLD
(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5248 W. Chinden, Boise, Idaho	**83714**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **208-658-1037**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Other Events.

        Attached hereto as Exhibit 99.1 is a presentation anticipated to be delivered by officers of Thunder Mountain Gold, Inc. at the 2008 Silver Summit, scheduled for September 18th in Coeur d`Alene, Idaho.

        In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this report shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing.

Item 9.01 Exhibits.

   Exhibits

        99.1   Presentation

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

 THUNDER MOUNTAIN GOLD, INC.
         (Registrant)

 By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: September 15, 2008

Exhibit 99.1



Thunder Mountain Gold Inc.

WWW.THUNDERMOUNTAINGOLD.COM • THMG.OB (NASDAQ)

CREATING VALUE THROUGH INNOVATIVE EXPLORATION AND PROPERTY ACQUISITION

MANAGEMENT

• **Jim Collord**
President and Chief Executive Officer, Director, M.S. Geology - Mackay School of Mines.

• **G. Peter Parsley**
P.G. Vice President, Director, Registered Professional Geologist M.S. Geology - Idaho B.S. Geology - Idaho

• **Eric T. Jones**
V.P. Investor Relations, Chief Financial Officer, Director, B.S. Geological Engr.- Idaho

OTHER DIRECTORS

• **Doug Glaspey**
C.O.O., Director of U.S. Geothermal Inc. (AMEX: HTM) B.S. Mineral Processing Engineering

• **Dr. Robin McRae**
(Ret.) O.D. Pacific University B.S. - Oregon

• **Ed Fields**
M.S. Geology - Wyoming B.S. Geology - Occidental

COMPANY FACTS

SYMBOL	THMG
Shares Outstanding	17.5 M
Shares Authorized	205 M
Founded	1935
Registration	NEVADA

THUNDER MOUNTAIN GOLD
5248 W. Chinden
Boise, ID 83714

SOUTH MOUNTAIN

South Mountain Claim Group was purchased by Thunder Mountain Gold in 2007 from a private landowner. This flagship property was first mined in the late 1800s. Mineralization consists of skarn-hosted polymetallic sulfide ore bodies hosted in a Paleozoic and/or Mesozoic carbonate unit. The principal metals at South Mountain are silver, zinc, lead, copper, and gold. The property was mined underground extensively during World War II, and smelter records for direct ship from the mine during the periods 1940 through 1954 showed a total of 53,642 tons of ore that contained 15,593,000 pounds of zinc (14.5%), 2,562,300 pounds of lead (2.4%), 1,485,200 pounds of copper (1.4%), 566,439 ounces of silver (10.6 ounces per ton)(opt) and 3,120 ounces of gold (0.058 opt). In addition to the direct ship ore, a flotation mill operated on the property during the mid-1950s, and processed in excess of 20,000 tons of ore. Drilling is scheduled for August 2008.

CLOVER MOUNTAIN

Clover Mountain - Thunder Mountain controls forty unpatented lode mining claims, covering approximately 800 acres, near Clover Mountain in Owyhee County, Idaho. Historic records indicate limited production of gold and silver ore occurred in the Clover Mountain area in 1917. More recent rock chip sampling has revealed anomalous gold values to 0.058 ounces per ton, with base metal values ranging from a trace to 1.25% copper and from a trace to 1.54% zinc in areas of veining near the contact between the granitic stock and northwest trending rhyolitic dikes.



IDAHO

THE TROUT CREEK

The Trout Creek target in the Reese River Valley area south of Battle Mountain, Lander County, Nevada, was staked by Thunder Mountain in 2007. The target consists of a total of 60 unpatented lode mining claims, and is defined by a regional gravity high-low flexure and also by a magnetic anomaly confirmed through ground magnetic survey initiated by the Thunder Mountain during the summer of 2007. The anomaly is located in the pediment of the Shoshone Range and is covered by what is interpreted to be fairly shallow alluvial fan deposits. Trout Creek is located on an important trend with Newmont`s Phoenix Mine and the Gold Acres, Pipeline, and Cortez Mine lie to the southeast.



NEVADA

WEST TONOPAH

Thunder Mountain`s West Tonopah Property consists of eight unpatented lode mining claims totaling 160 acres in the Tonopah Mining District, Esmeralda County, Nevada. The target is projected to be 500 to 800 feet deep and would initially be tested by surface drilling. The typical veins in this area are projected to be 10-20 feet thick, with ore shoots up to 50 feet thick. Historic mining in the area produced 15 to 20 ounces per ton (opt) silver and 0.15 to 0.20 opt gold. From 1900 to 1952, the Tonopah District produced 174,153,600 ounces silver and 1,861,000 ounces of gold from 8,798,000 tons of ore for an average grade of approximately 20 opt silver and 0.21 opt gold.

ARIZONA CLAIMS GROUPS

Two claim groups were staked in 2008 that total 41 unpatented lode claims targeting gold and copper mineralization at the contact between Pre-Cambrian gneiss and Tertiary volcanics. The claim groups cover prospective geology for detachment style precious and base metal deposits. Select rock chip-channel samples of exposures in shallow workings adjacent to the main targets are highly anomalous in gold and copper.



ARIZONA



Thunder Mountain Gold Inc.

WWW.THUNDERMOUNTAINGOLD.COM ● THMG.OB (NASDAQ)

THMG - CORPORATE PROFILE

Thunder Mountain Gold is a U.S.— based exploration company focused on uncovering some of the best high-grade, high-quality precious and base metal resources in politically stable mining regions.

INCORPORATED:	Idaho, 1935 Changed to Nevada, 2008
COMMON SHARES OUTSTANDING:	17.5M shares of Common Stock/Warrants as of 07/31/08 (fully-diluted)
"FREE TRADING" SHARES:	6,500,000 (approximately)
Percent Held by Insiders:	Approx 33%
PREFERRED SHARES AUTHORIZED:	5 Million
COMMON SHAREHOLDERS:	Over 2,000
FINANCIAL:	Audited and SOX Compliant; 10Ks/10Qs Current
FISCAL YEAR END:	December 31st
ASSETS (07/31/08):	$750,000 (cash)
ADDITIONAL ASSET:	$7.5 million Charitable Contribution Deduction made in 2005. Carryover — 5 years.
LIABILITIES/Debt:	None